                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                              COMFORCE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   20038K109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            J. David Washburn, Esq.
                                 Arter & Hadden
                          1717 Main Street, Suite 4100
                       Dallas, Texas 75201 (214) 761-4309
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 9, 1997
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]
         Check the following box if a fee is being paid with this Statement.
[ ] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 20038K109                   13D

(1)      Name of Reporting Person                                         Infinity Investors Limited
         I.R.S. Identification                                                                   N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                     (a)  [X]
         Member of a Group*                                                                 (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                         WC

(5)      Check Box if Disclosure of Legal                                                        [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                     Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                               925,283
                                                   Power
            Beneficially
                                           (8)     Shared Voting                             229,036
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                          925,283
                                                   Power
               with:
                                           (10)    Shared Dispositive                        229,036
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                               1,154,319
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                    [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                        8.9%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                CO

*        SEE INSTRUCTIONS

CUSIP No. 20038K109                   13D

(1)      Name of Reporting Person                                         Seacrest Capital Limited
         I.R.S. Identification                                                                 N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                   (a)  [X]
         Member of a Group*                                                               (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                       WC

(5)      Check Box if Disclosure of Legal                                                      [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                   Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                             116,139
                                                   Power
            Beneficially
                                           (8)     Shared Voting                         1,038,180
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                        116,139
                                                   Power
               with:
                                           (10)    Shared Dispositive                    1,038,180
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                             1,154,319
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                  [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                      8.9%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                              CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                   13D

(1)      Name of Reporting Person                                         Fairway Capital Limited
         I.R.S. Identification                                                                N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                  (a)  [X]
         Member of a Group*                                                              (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                      WC

(5)      Check Box if Disclosure of Legal                                                     [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                  Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                            106,897
                                                   Power
            Beneficially
                                           (8)     Shared Voting                        1,047,422
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                       106,897
                                                   Power
               with:
                                           (10)    Shared Dispositive                   1,047,422
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                            1,154,319
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                 [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                     8.9%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                             CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                   13D

(1)      Name of Reporting Person                                         Infinity Emerging Opportunities Limited
         I.R.S. Identification                                                                                N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                  (a)  [X]
         Member of a Group*                                                                              (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                      WC

(5)      Check Box if Disclosure of Legal                                                                     [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                  Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                                              4,000
                                                   Power
            Beneficially
                                           (8)     Shared Voting                                        1,150,319
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                                         4,000
                                                   Power
               with:
                                           (10)    Shared Dispositive                                   1,150,319
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                                            1,154,319
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                 [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                                     8.9%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                             CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                   13D

(1)      Name of Reporting Person                                         Global Growth Limited
         I.R.S. Identification                                                              N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                (a)  [X]
         Member of a Group*                                                            (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                    WC

(5)      Check Box if Disclosure of Legal                                                   [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                            2,000
                                                   Power
            Beneficially
                                           (8)     Shared Voting                      1,152,319
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                       2,000
                                                   Power
               with:
                                           (10)    Shared Dispositive                 1,152,319
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                          1,154,319
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                               [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                   8.9%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                           CO


*         SEE INSTRUCTIONS

                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-2

                             INTRODUCTORY STATEMENT

         The Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock") of COMFORCE Corporation, a Delaware corporation (the "Issuer"), filed jointly by (i) Infinity Investors Limited,
(ii) Seacrest Capital Limited, (iii) Fairway Capital Limited, (iv) Infinity Emerging Opportunities Limited and (v) Global Growth Limited, each Nevis, West Indies business corporations (collectively, the "Reporting Persons") filed on March 11, 1997, Accession Number 0000950134-97-001719 (the "Original Filing"), as amended by that Amendment No. 1 to the Original Filing on April 9, 1997, Accession Number 0000950134-97-002745 (the "Amendment No. 1"), is further amended and supplemented by this Amendment No. 2 as set forth herein. Except as otherwise provided herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to such terms in the Original Filing.


1.       SECURITY AND ISSUER.

         NOT AMENDED.

2.       IDENTITY AND BACKGROUND.

         NOT AMENDED.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is hereby amended to add the following:

         On April 8th through 10th, 1997, the Reporting Persons disposed of an aggregate of 258,700 shares of Common Stock of the Issuer in a series of open market transactions at prices ranging from $5.88 to $6.75 per share for an aggregate sales price of $1,570,600. See Item 5(c) to this Amendment No. 2 to
Schedule 13D for further information concerning the Reporting Persons market transactions.

4.       PURPOSE OF TRANSACTION.

         NOT AMENDED.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5(a) is hereby amended and restated, in its entirety, to read as follows:

         (a) The Reporting Persons, as a group, may be deemed to be the beneficial owners of an aggregate of 1,154,319 shares of Common Stock (of which an aggregate of 220,928 shares of Common stock are acquirable upon exercise of the December Warrants and the February Warrants) constituting approximately 8.9% of the outstanding Common Stock of the Issuer (based on 12,819,649 shares of Common Stock outstanding at March 27, 1997 pursuant to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 (the "10-K")).

                          Individually and without reference to the "group" described above, Infinity, Seacrest, Fairway, Emerging Opportunities and Global Growth may be deemed to be the beneficial owners of 925,283, 116,139, 106,897, 4,000 and 2,000 shares of Common
                          Stock, respectively, (of which 167,884, 29,250, 17,794, 4,000 and 2,000 shares of Common Stock are acquirable by such Reporting Persons, respectively, upon exercise of the December Warrants and the February Warrants). Accordingly, based on the information contained in the 10-K, Infinity, Seacrest, Fairway, Emerging Opportunities and Global Growth may be deemed the beneficial owners of 7.1%, .9%, .8%, .03% and .02%, respectively, of the outstanding Common Stock of the Issuer.

         The response to Item 5(b) is hereby amended and restated in its entirety, as follows:

         (b) Each of the Reporting Persons believes that it has sole voting and dispositive power over the Shares held by it, but acknowledges that, because it is a member of a "group" as such term is used in Rule 13d-5, it may be deemed to have shared voting and dispositive power over the Shares held by the other Reporting Persons. Furthermore, upon acquisition of any Warrant Shares, each Reporting Person anticipates that it would have sole voting and dispositive power over all of the Warrant Shares acquired as a result thereof, but acknowledges that, because it is a member of a "group" as such term is used in Rule 13d-5, it may be deemed to have shared voting and dispositive power over the Warrant Shares held by the other Reporting Persons. However, pursuant to Rule 13d-4, each Reporting Person disclaims beneficial ownership of those Shares or Warrant Shares over which it does not have sole voting and dispositive power.

                          The table below summarizes the number of Shares, December Warrant Shares and February Warrant Shares over which each Reporting Person holds sole voting and dispositive power and shared voting and dispositive power:

                         COMMON STOCK              DECEMBER WARRANT SHARES         FEBRUARY WARRANT SHARES
                 ----------------------------    ----------------------------    ----------------------------
                 SOLE VOTING/  SHARED VOTING/    SOLE VOTING/  SHARED VOTING/    SOLE VOTING/  SHARED VOTING/
                 DISPOSITIVE     DISPOSITIVE     DISPOSITIVE     DISPOSITIVE     DISPOSITIVE     DISPOSITIVE
                 -----------     -----------     -----------     -----------     -----------     -----------
Infinity          757,399         175,992        155,884          43,044          12,000          10,000
Seacrest           86,889         846,502         29,250         169,678               0          22,000
Fairway            89,103         844,288         13,794         185,134           4,000          18,000
Emerging Opp.           0         933,391              0         198,928           4,000          18,000
Global Growth           0         933,391              0         198,928           2,000          20,000

                          In addition to the February Warrant Shares described above, each of Infinity, Fairway, Emerging Opportunities and Global Growth may be issued an indeterminable number of additional shares of Common Stock pursuant to the terms of the respective Bridge Loan Agreements (collectively, the "Additional Bridge Warrants"). The exact number of Additional Bridge Warrants potentially acquirable by each such Reporting Person is determined by reference to the formula contained in the applicable Bridge Loan Agreements and, in each case, is affected by the market price of the Issuer's Common Stock as of specified dates and the Issuer's ability to repay the $12.5 million aggregate principal amount of 8%/10% Subordinated Convertible Debentures (the "Bridge Notes") issued in connection with Bridge Loan Agreements. A form of Bridge Note was attached as
                          Exhibit 99.9 to the Original Filing.

         The response to Item 5(c) is hereby amended to add the following:

         (c) Except as specified herein, in the Original Filing or in Amendment No. 1, the Reporting Persons have effected only the following transactions in the shares of Common Stock of the Issuer within the preceding sixty (60) days:

REPORTING PERSON    DATE               TYPE OF TRANSACTION   NO. SHARES    PRICE/SHARE
--------------------------------------------------------------------------------------
Infinity            April 8, 1997      Market Sale               3,700        $6.75
Infinity            April 9, 1997      Market Sale              87,500        $5.875
Infinity            April 9, 1997      Market Sale              17,500        $6.25
Infinity            April 9, 1997      Market Sale               3,500        $6.00
Seacrest            April 9, 1997      Market Sale              37,500        $5.875
Seacrest            April 9, 1997      Market Sale               7,500        $6.25
Seacrest            April 9, 1997      Market Sale               1,500        $6.00
Infinity            April 10, 1997     Market Sale              70,000        $6.25
Seacrest            April 10, 1997     Market Sale              30,000        $6.25

         (d)              NOT AMENDED.

         (e)              NOT AMENDED.

6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         NOT AMENDED.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         NOT AMENDED.

                                   SIGNATURE

                 After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date:  April 10, 1997

                                    INFINITY INVESTORS LIMITED


                                    By:   /s/ James A. Loughran
                                       ---------------------------------------
                                        James A. Loughran
                                        Director

                                    SEACREST CAPITAL LIMITED


                                    By:   /s/ James E. Martin
                                       ---------------------------------------
                                        James E. Martin
                                        President

                                    FAIRWAY CAPITAL LIMITED


                                    By:   /s/ James E. Martin
                                       ---------------------------------------
                                        James E. Martin
                                        President

                                    INFINITY EMERGING
                                    OPPORTUNITIES LIMITED


                                    By:      /s/ James E. Martin
                                       ---------------------------------------
                                        James E. Martin
                                        Director

                                    GLOBAL GROWTH LIMITED


                                    By:      /s/ James E. Martin
                                       ---------------------------------------
                                        James E. Martin
                                        Director


                    Attention:  Intentional misstatements or
                      omissions of fact constitute federal
                   criminal violations (see 18 U.S. C. 1001).